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                                                                     EXHIBIT 1.8

                TCP AND TCO TERMINATE PROPOSED MERGER OF SHARES
                       AND TCP WITHDRAWS OFFER TO CONVERT


Sao Paulo, Brazil - January 13, 2004 - Telesp Celular Participacoes S.A. - "TCP" (NYSE: TCP) (BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), and Tele Centro Oeste Celular Participacoes S.A. - "TCO" (NYSE: TRO) (BOVESPA: TCOC3 (Common), TCOC4 (Preferred)), which operate under the brand VIVO, announced that the previously announced merger of shares (incorporacao de acoes) of TCO with TCP is terminated.

Similarly, TCP announced that it has withdrawn the previously announced offer to convert preferred shares, no par value, into common shares, no par value, of TCP at a ratio of one to one, up to a limit of 78,752,717,772 in the aggregate for all shareholders. Preferred shares for which an election to convert has been submitted will be promptly freed for trading.

TCP and TCO took these actions in light of the statement by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or "CVM") on December 26, 2003 that the proposed merger of shares, in the CVM's opinion, "violates applicable laws" and the consequent suspension by TCP and TCO of the shareholders' meetings previously scheduled for January 7, 2004. Although TCP and TCO disagree with the arguments and conclusion stated in the CVM's decision and continue to be of the opinion that the merger of shares would be the best alternative for both companies and their shareholders, they believe the CVM's decision makes the implementation of the merger of shares, as originally proposed, uncertain due to the potential obstacles that may be created by third parties. Taking into account the best interest of their shareholders, therefore, management of TCP and TCO have concluded that the best decision in light of the situation is to cancel the merger of shares and withdraw the offer to convert.

Investor Relations Contact: Ronald Aitken (e-mail: ronald.aitken@vivo.com.br or tel: (5511) 5105 1172) and Fabiola Michalski (e-mail: fmichalski@vivo.com.br or tel: (5511) 5105 1207); TCP website: http://www.vivo.com.br.